
January 19, 2023

Tony Sage
Executive Chairman
Critical Metals Corp.
c/o Maples Corporate Services (BVI) Limited
Kingston Chambers, PO Box 173, Road Town
Tortola, British Virgin Islands

 Re: Critical Metals Corp.
 Registration Statement on Form F-4
 Filed December 23, 2022
 File No. 333-268970

Dear Tony Sage:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM F-4

Questions and Answers for Stockholders of Sizzle
Are the proposals conditioned on one another?, page 12

1. You disclose that Sizzle issued a press release on December 16, 2022 announcing that its Extension Meeting, originally scheduled for Monday, December 19, 2022, was postponed "to a future to-be-determined date at the beginning of February 2023." Please provide updated disclosure throughout the filing regarding the status of such meeting and discuss the potential impact to investors. Also discuss the reasons for subsequently announced changes to the terms of the agreement and plan of merger.

May Sizzle, the Sponsor or Sizzle's directors, officers, advisors or their affiliates purchase shares..., page 14

2.   We note you disclose here and in a separate risk factor at page 99 that the Sponsor, Sizzle's directors and officers and advisors and their respective affiliates may purchase shares in privately negotiated transactions or in the open market prior to the completion of the business combination, although they are under no obligation to do so. You further state that any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the aggregate amount then on deposit in the Trust Account. Please provide us with your analysis as to how such purchases would comply with Exchange Act Rule 14e-5.

What interests do Sizzle's current officers and directors have in the Business Combination?, page 18

3.   You disclose that the Sponsor, as well as Sizzle's officers and directors, and their affiliates, are entitled to reimbursement of certain out-of-pocket expenses incurred by them in connection with identifying, investigating, negotiating and completing a business combination. Please quantify the out-of-pocket expenses and any other fees for which Sizzle, as well as Sizzle's officers and directors, and their affiliates are awaiting reimbursement.

What are the U.S. federal income tax consequences if I do not exercise my redemption rights and instead participate..., page 22

4.   We note you disclose that it is "intended" that the Business Combination will qualify as part of an exchange described in Section 351. We further note you disclose on page 164 that the "surrender by a U.S. Holder of the shares of Common Stock in exchange for the Pubco Ordinary Shares pursuant to the Business Combination, when taken together with the other steps of the Business Combination, "should qualify" as a non-recognition transaction pursuant to Section 351(a) of the Code and that "the provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination." If there is uncertainty regarding the tax treatment of the business combination, counsel's opinion should discuss the degree of uncertainty and make clear why it cannot give a firm opinion. Please advise or revise. For guidance, see Section III of Staff Legal Bulletin No. 19.

Summary of the Proxy Statement/Prospectus
Conditions to Consummation of the Business Combination, page 30

5.   We note your statement at page 85 that "Sizzle intends to seek to arrange for additional financing, the proceeds of which would be used to satisfy the Minimum Cash Condition required to consummate the Business Combination." Please revise to provide additional details regarding the status of your plans to obtain the additional financing you reference

here and elsewhere in order to satisfy the specified $40,000,000 "Minimum Cash Condition."

Total Shares to be Issued in the Business Combination, page 35

6.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, including earnout shares, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Marshall & Stevens Opinion, page 45

7.   With regard to the independent financial advisor's written opinion, you state here and at page 135 that the "included copy is provided only for informational purposes and is not for the benefit of or to be relied on by any person or entity other than the Board." Similarly, at page 3 of Annex E (the opinion), the advisor indicates: "Our Opinion expressed herein has been prepared for the Board in connection with its consideration of the Transaction and may not be relied upon by any other person or entity or for any other purpose." Please ask the advisor to remove from the opinion the disclaimer regarding reliance, and make corresponding revisions to the related proxy statement/prospectus disclosure.

Unaudited Pro Forma Condensed Combined Financial Information, page 52

8.   In the table that illustrates varying ownership levels of the issued and outstanding capital stock of Pubco we note the inclusion of 4,098,500 shares outstanding for Sizzle Sponsor, initial stockholders and directors and officers. In other areas of the filing, including in Note 7 on page F-17, you disclose there are 5,425,000 founder shares outstanding of Sizzle. Please reconcile this difference or revise your disclosures accordingly.

Unaudited Pro Forma Combined Statements of Operations for the Year Ended June 30, 2022, page 58

9.   Please revise to include the historical weighted average number of ordinary shares outstanding and the loss per share for the twelve months ended June 30, 2022 for Sizzle Acquisition Corp. or explain why you do not believe this disclosure is necessary.

10.   Please confirm the basic and diluted per share amounts for the weighted average number of ordinary shares outstanding for each scenario presented is correct and revise, if necessary.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 60

11.   Please tell us how you determined the fair value of the public warrants and the $4.7 million cumulative change in fair value from the date of the IPO to June 30, 2022 and expand the disclosure in note 2(g) to clarify.

Risk Factors
We are exposed to general economic conditions and the fluctuations of interest and inflation rates may have an adverse effect..., page 71

12.   You state that high interest rates could adversely impact your costs and earnings. You also refer elsewhere to the potential effect of inflationary pressures on raw materials and energy. Although you state at page 188 that as of September 30, 2022, you do not believe that inflation had a material impact on your business, revenues or operating results, please update your disclosure as appropriate to identify actions planned or taken, if any, to mitigate inflationary pressures.

The future exercise of registration rights may adversely affect the market price of Pubco Ordinary Shares, page 93

13.   Please revise to disclose the number of shares of common stock which will be subject to registration rights.

The Business Combination Proposal
Timeline of the Business Combination, page 119

14.   Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of Sizzle and EUR, including the material terms that were discussed, how parties' positions differed, and how issues were resolved. Revise to clarify the material terms that were included in the non-binding letter of intent submitted on July 19, 2022 and the final version executed on July 28, 2022, and how the terms of the business combination evolved during negotiations. Please also discuss the negotiation of key aspects of the proposed transaction, including the pre-transaction valuation, potential PIPE financing, the minimum cash condition and earnout shares.

Marshall and Stevens' Opinion, page 129

15.   We note that Marshall and Stevens reviewed projections for the years ending June 30, 2023 through June 30, 2042. Please include all projections prepared by European Lithium's management and provided to Marshall and Stevens in connection with its fairness opinion and describe the material assumptions and limitations underlying such projections.

16.   We note you disclose that Marshall & Stevens compared information about European Lithium to seven Guideline Companies. However, your discussion references ten Guideline Companies. Please advise or revise.

The Advisory Charter Amendments Proposals, page 146

17.   We note you disclose that Sizzle stockholders will be asked to approve, on a non-binding advisory basis, six separate sub-proposals. Please ensure each of such six sub-proposals is discussed in this section.

Material U.S. Federal Income Tax Consequences, page 160

18.   We note your reference in the first sentence of this section to the opinion of counsel to be filed as an exhibit to the registration statement. If tax counsel will file a short-form opinion as Exhibit 8.1, please revise to name counsel and to make clear that the discussion reflects the opinion of counsel and is not a "summary." See Section III.B. of Staff Legal Bulletin No. 19.

Information About Sizzle
Stockholder Approval of Business Combination, page 174

19.   You state that at "any time at or prior to the Business Combination, subject to applicable securities laws ... , the Sponsor, the existing European Lithium AT Holders or our or their respective directors, officers, advisors or respective affiliates may ... (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their Public Shares in favor of the Condition Precedent Proposals or not redeem their Public Shares." Please provide us with your analysis as to how such purchases would comply with Exchange Act Rule 14e-5.

The Weinebene and Eastern Alps Projects, page 193

20.   Please modify your filing to include a map of your Weinebene and Eastern Alps Projects with a description of their locations, as required by Items 1303(b)(1) and 1303(b)(2)(ii)(A) of Regulation S-K.

Property Ownership and Agreements, page 201

21.   Please modify your filing to include the book value and disclose any encumbrances as required by Items 1304(b)(2)(iii) and (v) of Regulation S-K.

Mineral Resources, page 205

22.   We note your resource disclosure on this page and cannot calculate your contained Li_2O tonnage based on the information provided. Please review your estimate and modify your filing to provide an explanation for this apparent variance or alternate methods of calculation.

23.   We reviewed your resource disclosure in this section and noted the sale price of your salable lithium products (spodumene concentrate, lithium carbonate and/or lithium hydroxide) and the metallurgical recoveries of your resource estimate were not disclosed. Please modify your filing to include these parameters. See Items 1304(d)(1) of Regulation S-K and the footnotes to Tables 1 and 2 of paragraph (D)(1).

24.   We note you have provided a cutoff grade estimate with your resource disclosure. Please modify your filing to provide all the necessary parameters to prepare this calculation, such as salable product prices, recoveries, operating costs (Mining, Processing, and G&A), transportation, etc. and discuss the calculation methodology in your filing. See Item 1304(f)(1) of Regulation S-K. Please note, your statement that your resources have reasonable prospects for economic extraction based on a non-compliant pre-feasibility study and/or a Qualified Person (QP) opinion alone, does not demonstrate reasonable prospects for economic extraction for resource disclosure.

The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 208

25.   You disclose, "In connection with and upon closing of the Business Combination, we expect to hold the 20% interest in the Weinebene Project and Eastern Alps Project currently held by European Lithium." Please expand your disclosure to provide the salient details of any agreements related to obtaining the interest in these projects, such as expected date of acquisition and the consideration to be transferred. In addition, tell us how you intend to account for the acquisition of these projects and how you have considered these transactions in presenting your pro forma information.

Executive Officers and Directors After the Business Combination, page 223

26.   You state that Dietrich Wanke "is expected to serve" as CEO following consummation of the Business Combination. You also state that he currently holds a position as General Manager for Marampa Iron Ore in Sierra Leone. Revise to clarify how he will allocate his professional time in these separate roles in light of the geographical distance between Sierra Leone and your place of business. Also, please expand the tabular disclosure at page 228 if Mr. Wanke currently has fiduciary duties or contractual obligations with Marampa Iron Ore or other entities.

Exhibit 96.1 Wolfsberg
Summary and Conclusion, page 67, page ES-67

27.   Please provide your QP's opinion on the adequacy of the metallurgical data and test work with a statement of recoveries related to your salable products. See Item 601(b)(iii)(B)(10)(iv) and (v) of Regulation S-K.

Market Studies, page 86
Mineral Resource Statement, page 78, page ES-78

28.   We note you have provided a cutoff grade estimate with your resource disclosure. Please modify your filing to provide all the necessary parameters to prepare this calculation, such as salable product prices, recoveries, operating costs (Mining, Processing, and G&A), transportation, etc. and discuss the calculation methodology in your report. See Item 601(b)(iii)(B)(11) of Regulation S-K. Please note, your statement your resources have reasonable prospects for economic extraction based on a non-compliant pre-feasibility study and/or a Qualified Person (QP) opinion alone, does not demonstrate reasonable prospects for economic extraction for resource disclosure.

Exhibit 96.1 Wolfsberg
Market Studies, page 86, page ES-86

29.   Please modify your report to include your forecast prices for spodumene concentrate and/or lithium carbonate/lithium hydroxide, as related to your resource estimate, along with the appropriate product specifications. See Item 601(b)(iii)(B)(16) of Regulation S-K.

Exhibit 96.1 Wolfsberg
Reliance on Information Provided by the Registrant, page 99, page ES-99

30.   We note your disclosure disclaiming responsibility for the completeness or accuracy of your Mineral Processing and Metallurgical Testing and other information. Please remove these qualifiers or disclaimers from your disclosure. Please refer to Item 1302(b)(6) of Regulation S-K.

Exhibits

31.   Please file your Offtake Agreement with BMW AG or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

General

32.   We note the risk factor titled "We may not be able to complete an Initial Business Combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations" in Sizzles Definitive Proxy Statement on Form 14A filed December 1, 2022. With a view toward disclosure, please tell us whether Sizzle's sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that

you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew Gray, Esq., of Ellenoff Grossman & Schole LLP